 Exhibit 99.1

100 University Avenue, 9th floor
Date: February 24, 2011	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: POINTS INTERNATIONAL LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	23-03-2011
Record Date for Voting (if applicable) :	23-03-2011
Beneficial Ownership Determination Date :	23-03-2011
Meeting Date :	03-05-2011
Meeting Location (if available) :	Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	730843208	CA7308432086

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for POINTS INTERNATIONAL LTD.